FLINT TELECOM GROUP, INC.
7500 College Blvd., Suite 500
Overland Park, KS 66210

April 14, 2011

Larry Spirgel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

Re:           Flint Telecom Group, Inc.
Registration Statement on Form S-1
Amendment No. 3 Filed March 24, 2011
File No.: 333-171812

Dear Mr. Spirgel:

By a letter dated March 30, 2011, the staff (the “Staff,” “you,” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Flint Telecom Group, Inc. (“Flint” or the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Amendment No. 3 to Registration Statement on Form S-1, filed on March 24, 2011 (the “Registration Statement”).  Set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Use of Proceeds, page 16

1. Please reconcile the figures for the expenses of this offering disclosed on this page with those contained on page 49.

RESPONSE:  The Company has reconciled the figures for the expenses of this offering on pages 16 and 49; the corrected figures will be presented in the next Registration Statement filed.

Unaudited Pro Forma Combined Financial Information June 30, 2010 and September 30, 2010, page F-115

2. We note your response to comment one from our telephone call on March 21, 2011.  However, your response only provides the reasons for your acquisitions and your calculation of the acquired companies’ net present value.  This net present value however does not tie into the value of your Series H Convertible Preferred Stock.  In addition, on page F-115 you state “the Merger Stock was valued at $6,000,000 in the aggregate based on the liquidation value, ½ of which, or $3,000,000 worth, was issued on the Closing Date.”  If you used liquidation value to determine the fair value of the convertible preferred stock, tell us why you believe that is appropriate.  Also tell us how you determined the value of the related beneficial conversion feature.  Refer to ASC 470-20.

RESPONSE:

Valuation Calculation:

We took the Net Present Value (NPV) of two scenarios as the basis for the acquisition decision.  The first scenario is based on the Net Income expected over the next five years, the second was on a sale value based on the multiples seen from similar transactions.

(i)	Taking the forecasted net income over the next five financial years, we arrived at a NPV of $23,176,000 as follows:

	2011	2012	2013	2014	2015	NPV
Net Income	(813)	(494)	2,589	11,126	30,587

DCF @ 18%	1.00	0.85	0.72	0.61	0.52
NPV	(813)	(418)	1,859	6,772	15,776	23,176

(ii)	Taking a potential valuation method based on recent M&A valuations we derived a NPV matrix of valuation is acquired at the end of each financial year.
	Financial Year Ended
(ooo's)	2011	2012	2013	2014	2015
III and P2P Combined Revenues Forecast	$65	$3,825	$11,810	$28,433	$72,310
Potentail Acqn Value based on 8x Revenues	$458	$26,777	$82,670	$199,033	$506,170
NPV (based on DCF as above)	$458	$22,693	$59,373	$121,138	$261,077

Based on the above calculations, the Company believed that the acquisitions of III and P2P were opportunistic and would enhance shareholder value over time. The $6 million total consideration was arrived at based on (i) $3 million on closing for the existing technology, accreditations and for the existing agreements with international banks that allowed immediate entry to market and forecasted returns above; and (ii) an additional amount of $3 million based on achieving the expected level of growth from the existing relationships and the representative valuation that Flint could attain based on forecast revenues and the multiples paid in the examples above.

We did not use an external valuation expert for this transaction given our detailed knowledge of the market and technology in question and the known risks associated with such businesses.  As the NPV calculations were both higher than the agreed transaction value of $6 million, we elected to value the acquisitions in the financial statements at the lower of the transaction value and the NPV and therefore made a preliminary allocation as follows and as disclosed in the footnotes in the Form 10-Q for period ending December 31, 2010.  A third party valuation firm will be engaged for the final allocation, which will be completed prior to the issuance of our annual Form 10-K.

Cash	$15,063
Other assets	10,297
Fixed assets	4,568,133
Other intangible assets	3,319,239
Accounts payable	(361,068)
Accrued interest	(92,807)
Other payable	(35,961)
Line of credit	(1,422,896)
Value of Preference Shares Issued	$6,000,000

Fixed Assets are valued at original purchase price of the physical equipment and software based on our expectation that the useful life of these assets will be five years from date of this transaction. Depreciation of $167,165 representing 67 days from date of acquisition to December 31, 2010.was accounted for in the 10Q for period ending December 31, 2010.

Intangible assets represent the value of expected future revenues from the acquired customer contracts and relationships. This approximates the $3 million contingent shares issuable (see below) and is specifically calculated as the difference between tangible assets and debt acquired at time of the transaction and the $6 million transaction value. Given the higher NPV values we felt this amount reflected fair value of these contracts at time of acquisition. We are amortizing this value over 5 years and recorded amortization of $121,857 representing 67 days from date of acquisition to December 31, 2010 in the 10Q for period ending December 31, 2010.

The other assets acquired where are face value of the debts assumed ad have been recorded at the above values in the in the 10Q for period ending December 31, 2010.

Valuation of the Consideration:

Specifically, the consideration for the acquisition consisted of 300,000 Series H preferred shares issued at the date of the agreement. Additionally, there is 150,000 Series H preferred shares contingently issuable at year 1 and 150,000 Series H preferred shares contingently issuable at year 2. These additional 300,000 shares are issuable only if the acquisition target achieves stated income thresholds. FASB ASC 805-30-7 requires the consideration transferred to be recorded at acquisition-date fair value. Pursuant to that paragraph, consideration includes both the initial 300,000 preferred stock issued in this case as well as the contingent consideration. Further, we applied the guidance in FASB ASC 805-10-55-24 “Arrangements for Contingent Payments to Employees or Selling Shareholders” to determine whether the contingent consideration was in fact contingent consideration or separate transactions. In particular, we applied the guidance from paragraphs a. and g. of that subsection as follows:

a.      The contingent consideration was not subject to continuing employment.

g.      The formula for the contingent consideration is based on a stated target income and not a percentage of earnings. As stated in paragraph g, a percentage of earnings might suggest that the contingent arrangement is a profit sharing arrangement. However that paragraph states: “if a contingent payment is determined on the basis of a multiple of earnings, that might suggest that the obligation is contingent consideration in the business combination and that the formula is intended to establish or verify the fair value of the acquiree.”

Through this analysis, it was concluded the contingent consideration was not a separate transaction. Therefore, we included the fair value of the contingent consideration as part of the acquisition.

The Series H preferred shares are not redeemable and are convertible into common shares, at the holders discretion, from 12 months after the closing date, at a fixed discount of 25% from the closing price of the common shares at time of conversion. We applied a Beneficial Conversion Feature costs under FASB ASC 430-20 in the 10Q for period ending December 31, 2010 as follows:

Date of Transaction:	10/25/10
Amount of Preferred:	$6,000,000
Terms:	Applicable percentage x market price
Applicable %:	75%		(25% discount from market)
Market Price:	At holders option after 12 months from date of Transaction:

	Stock Price (Post 1/14/2011 1:20 Split)
Date	Open		High	Low	Close
10/25/10	$0.116		$0.124	$0.106	$0.118

(a) Conversion Price	$0.08850		(75% of closing price 0.118)
(b) Fair Value on Date of Agreement	$0.11800		(Closing Price)

Shares on Conversion	67,796,610		(6,000,000 / .08850)
Intrinsic Value	0.02950		(a)-(b)
BCF	2,000,000		Conversion shares x intrinsic value.

Postings for 10Q ending December 31, 2010
	DR		CR
Accumulated Deficit	183,562	*		Accretion of Pref Discount: for 300,000 Pref H shares over 12 months.
APIC			183,562
*($1,000,000 /365 * 67 days in qtr)

3. Please review your legality opinion to indicate that the opinion opines upon Nevada law including the Nevada Constitution, all applicable provisions of the statutory provisions, and reported judicial decisions interpreting those laws.

RESPONSE: We have reviewed our legal opinion and our outside counsel has added that its opinion opines upon Nevada law including the Nevada Constitution, all applicable provisions of the statutory provisions, and reported judicial decisions interpreting those laws.  A revised legal opinion will be included as Exhibit 5.1 in our next Registration Statement filed.

Further, the Company acknowledges that:

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Vincent Browne
Vincent Browne
Chief Executive Officer and Principal Accounting Officer